Filed by dMY Technology Group, Inc. II pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. II (File No. 001-39444)

This press release set forth below was filed by dMY Technology Group, Inc. II on December 17, 2020 as Exhibit 99.1 to a Current Report on Form 8-K in connection with the proposed business combination between dMY Technology Group, Inc. II and Genius Sports Group.

Exhibit 99.1

UCF Incubation Program Congratulates Sportzcast on Major Achievement

A Leading sports technology company acquired by international sports technology company Genius Sports Group

Winter Springs, Florida (December 16, 2020) – Just a few months after graduating from University of Central Florida’s UCF Business Incubator program, Sportzcast has been acquired.

Genius Sports Group, a multinational sports technology company based in London (“Genius”), has acquired the local firm with terms undisclosed. Sportzcast will remain in Winter Springs in the same building as the incubator, expanding its workforce of eight full-time, and one part-time, employees.

“This acquisition is another showcase of the impact of the incubator system on our local communities,” says Carol Ann Logue, director, programs & operations, UCF Innovation Districts & Incubation Program. “In less than two years, we have had two major, international companies acquire businesses from the Winter Springs location. In both cases, the companies are staying in Central Florida and building their business further.”

“Sportzcast and CytoSen are two of the perfect examples of how our program is truly expanding and diversify our community’s economy as the rest of the world takes notice,” she added.

In May 2019, biomedical company CytoSen was acquired by Kiadis Pharma from The Netherlands.

Sportzcast became a client of the incubator in 2018 with a technology aimed at changing how data is delivered at sporting events.

When the company entered the UCF Business Incubation Program, it employed four people. Last year, the company increased revenue 63 percent and has now surpassed over 5,000 sports facility connections across the U.S. and internationally.

“Simply put, we would not have reached this point in our company’s growth without the resources of the incubator,” says Mike Connell, founder and CEO of Sportzcast. “We fully utilized so many aspects of the incubator and it truly helped us change from a great technology to a great company.”

Sportzcast developed and brought to market a unique technology to enable real-time data integration from scoreboards at stadiums and sporting venues. Before Sportzcast’s technology, there were a wide range of systems used across the world with a variety of data.

Sportzcast developed a solution allowing data transfers in a uniform fashion. Current clients include professional and collegiate teams and more than 2,000 high school stadiums.

Through Sportzcast’s ScoreLink and ScoreHub hardware devices, coupled with their software and integration solutions, clients can remotely produce automated graphic overlays for video broadcasts featuring completely real-time score information. This technology is now also enabling safer production environments as sports begin to return with COVID-19 precautions. Production staffs at any level can now remotely produce sports broadcasts from safe locations, limiting the need for on-site interaction.

The technology is manufactured locally in Sanford, Florida.

“Acquiring Sportzcast expands Genius’ official data offering and relevance in the US and worldwide, making us even more compelling to sports leagues and federation partners,” said Genius’ CEO and co-founder Mark Locke, in the company’s announcement. “This acquisition is yet another milestone in GSG’s rapid and continued growth. We are excited to continue executing on our strategy by leveraging Sportzcast’s incredible technology to scale our streaming and media businesses and bolster our core data products.”

On October 27, 2020, Genius entered into a business combination agreement (the “Business Combination Agreement”) with dMY Technology Group II, Inc. (“dMY”) (the transactions contemplated by the Business Combination Agreement, the “Business Combination”). Upon the closing of the transaction, the combined company expects its ordinary shares and warrants to trade on the NYSE under the symbols “GENI” and “GENI WS,” respectively.

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For more information media should contact –

Sportzcast.: Sam Provencher, Marketing Director, Sportzcast, (321) 888-3800, sam@sportzcast.net

UCF Business Incubation Program: Rafael Caamano, Site Manager, UCF Business Incubation Program, (407) 343-4300, rafael.caamano@ucf.edu or Alan Byrd, Alan Byrd & Associates, 407-415-8470, Alan@ByrdConnections.com

About Sportzcast: Since 2008 Sportzcast has been providing high school, college and professional sporting venues with both the hardware and software to deliver real-time game data to fans attending the events in person and those following the sporting events online. Sportzcast works with hundreds of college institutions across the United States as well as high schools, production companies, professional teams and leagues to provide data workflow solutions. Corporate headquarters are located at 1511 East State Road 434, Winter Springs, FL 32798. For more information visit online at www.sportzcast.net.

About Genius Sports Group: Genius Sports Group is the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. We are a global leader in digital sports content, technology and integrity services. Our technology is used in over 150 countries worldwide, empowering sports to capture, manage and distribute their live data and video, driving their digital transformation and enhancing their relationships with fans.

We are the trusted partner to over 500 sports organizations globally, including many of the world’s largest leagues and federations such as the NBA, Premier League, AFA, FIBA, NCAA, NASCAR and PGA TOUR.

Genius Sports Group is uniquely placed through cutting-edge technology, scale and global reach to support our partners. We are more than just a technology company, we build long-term relationships with sports at all levels, helping them to control and maximize the value of their content while providing technical expertise and round-the-clock support.

About the UCF Business Incubation Program: The University of Central Florida Business Incubation Program is a community resource that provides early-stage companies with the tools, training and infrastructure to become financially stable, high growth/impact enterprises. Since 1999, this award-winning program has provided vital business development resources resulting in over 300 local startup companies reaching their potential faster and graduating into the community where they continue to grow and positively impact the local economy.

With seven facilities throughout the region, the UCF Business Incubation Program is an economic development partnership between the University of Central Florida, the Corridor, Orange, Osceola, Seminole and Volusia Counties, and the cities of Kissimmee, Orlando and Winter Springs. For the 2017/2018 fiscal years, the activities of these participating firms have helped to sustain more than 6,725 local jobs and have had a cumulative impact of over $725 million on regional GDP and over $1.3 billion on regional sales. During the same period, the program has returned more than $12.00 in state and local taxes for every $1.00 invested in the program. In addition, for every $1.00 of public investment the firms also produced $118 of additional regional GDP and $226 of regional sales. For more information, visit Incubator.UCF.edu.

About dMY Technology Group II, Inc.

dMY Technology Group, Inc. II (“dMY”) is a publicly traded special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. dMY II’s units, common stock and warrants trade on the NYSE under the ticker symbols “DMYD.U,” “DMYD,” and “DMYD WS” respectively. More information can be found at www.dmytechnology.com.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Galileo NewCo Limited (“NewCo”) intends to file a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of dMY’s Class A common stock in connection with dMY’s solicitation of proxies for the vote by dMY’s stockholders with respect to the Business Combination and other matters as may be described in the definitive proxy statement, as well as the prospectus relating to the offer and sale of the securities of NewCo to be issued in the Business Combination. dMY’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, dMY and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to dMY’s stockholders as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: dMY Technology Group, Inc. II, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Niccolo de Masi.

Participants in the Solicitation

dMY and its directors and executive officers may be deemed participants in the solicitation of proxies from dMY’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY is contained in the Registration Statement on Form S-1, which was filed by dMY with the SEC on June 26, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to dMY Technology Group, Inc. II, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Niccolo de Masi. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

GSG’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of dMY in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. These forward-looking statements include, without limitation, dMY and GSG’s and NewCo’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination and the timing of the completion of the Business Combination. For example, projections of future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by dMY and its management, NewCo and GSG and their management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against dMY, GSG, the combined company or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of dMY, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of dMY or GSG’s as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that dMY, GSG or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the Company’s business and/or the ability of the parties to complete the proposed business combination; (12) GSG’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in dMY’s final prospectus relating to its initial public offering dated August 17, 2020 and in subsequent filings with the SEC, including the proxy statement relating to the Business Combination expected to be filed by dMY.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of dMY, GSG’s or NewCo undertake any duty to update these forward-looking statements.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.